REDDY ICE HOLDINGS, INC.

8750 NORTH CENTRAL EXPRESSWAY, SUITE 1800

DALLAS, TEXAS 75231

VIA FAX (703-813-6982) AND EDGAR TRANSMISSION

October 9, 2009

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reddy Ice Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 11, 2009
Schedule 14A
Filed April 16, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 1, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed July 30, 2009
File No. 1-32596

Dear Mr. Schwall:

This letter is submitted on behalf of Reddy Ice Holdings, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated September 25, 2009, to Steven J. Janusek, Executive Vice President and Chief Financial Officer of the Company.  The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter.  For your convenience, your comments have been reproduced in italics below, together with the responses.  Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s Form 10-K filing.

Form 10-K for the Fiscal Year Ended December 31, 2008

Certifications, exhibits 31.1 and 31.2

1.                                      Please ensure that your certifications match the exact form set forth in Item 601(b)(31) of Regulation S-K.  For example, we note that you removed the “s” from the word

“functions” in paragraph 5; replaced the phrase, “internal control over financial reporting” with “internal controls” in paragraph 5(a); and replaced the word “control” with “controls” in paragraph 5(b).

The Staff’s comments are noted.  The Company will ensure in future filings that the certifications are in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K.

Schedule 14A filed April 16, 2009

General

2.                                      Regarding the comments that follow for the Schedule 14A filed April 16, 2009, please confirm in writing that you will comply with comments in all future filings, and provide us with an example of the disclosure you intend to use in each case.  After our review of your responses, we may raise additional comments.

The Company confirms that it will comply with comments 3 through 5 below in the relevant future filings with the SEC.

Executive Compensation Discussion and Analysis, page 27

3.                                      We note the compensation committee’s use of “[a]dditional compensation data from the consultant’s own surveys and other published surveys;” “survey data [which included] non-durable goods manufacturing companies and general industry information that covered a wide range of companies across all industries and revenue sizes;” “companies of comparable size from industry sectors comparable to that to the Company as the midpoint for each grade level;” and “comparable company sample” which appear to be used, but were outside your disclosed peer group.  Please revise to include disclosure of the other companies used by the compensation committee in making its determinations and the survey data provided by your compensation consultants, or revise to clearly disclose that the compensation committee did not use data outside information from your disclosed peer group.

The Company notes that the reference to “[a]dditional compensation data from the consultant’s own surveys and other published surveys” appears in the context of a description of the initial compensation study performed in February 2005, prior to the Company’s initial public offering of common stock and the reference to “survey data [which included] non-durable goods manufacturing companies and general industry information that covered a wide range of companies across all industries and revenue sizes” appears in the context of a description of the compensation study begun in December 2006.

Each of these compensation studies predates the Company’s most recent compensation study, completed in February 2009.  Information regarding the Company’s prior compensation studies has been included in the Compensation Discussion and Analysis in order to provide the reader with historical information regarding the periodic review of the Company’s compensation structure by the Compensation Committee (the “Committee”).  However, neither of the predecessor compensation studies formed the basis of the compensation decisions reached by the Committee regarding compensation for the Company’s named executive officers in 2009; only the study completed in February 2009 was utilized in those decisions.  The relevant paragraphs from the section entitled “Annual Compensation Programs” describing the compensation studies will be revised in the relevant future filings to clarify that only the most recent survey formed the basis of the Company’s 2009 compensation decisions.  An example of the intended disclosure to be used in the relevant future filings is set forth in Exhibit A.

With respect to the references to “companies of comparable size from industry sectors comparable to that to the Company as the midpoint for each grade level;” and “comparable company sample,” the relevant paragraphs from the section entitled “Annual Compensation Policies” will be revised in the relevant future filings to describe in greater detail the analysis utilized in the most recent survey to form the basis for the Company’s compensation decisions related to the latest completed fiscal year, including identifying the sources of survey data utilized by the Company’s compensation consultant in establishing comparable company compensation levels.  An example of the intended disclosure to be used in the relevant future filings is set forth in Exhibit A.

The Company does not believe that identification of the component companies included within this survey data is material information that is required to be disclosed in the Company’s Compensation Discussion and Analysis.  The four studies utilized by the compensation consultant, the Towers Perrin 2008 Executive Compensation Database, 2008 US Mercer Benchmark Database Logistics and Supply Chain Survey, Watson Wyatt’s 2007/2008 Industry Report on Top Management Compensation and Watson Wyatt’s 2007/2008 Industry Report on Supervisory Management Compensation, included 780, 1,451, 1,503 and 833 companies in their data sets, respectively.

Role of Executive Officers in Compensation Decisions, page 27

4.                                      We note that your compensation committee approves recommendations based on annual reviews by the Chief Executive Officer of “all executive officers.”  Please clarify the compensation committee’s role and authority with respect to final compensation determinations for the CEO and to what extent the CEO is permitted to make, and has in the past made, recommendations regarding his own salary.  See Item 407(e)(3) of Regulation S-K.

The section entitled “Role of Executive Officers in Compensation Decisions” will be revised in the relevant future filings in response to the Staff’s comment.  An example of the intended disclosure to be used in the relevant future filings is set forth in Exhibit A.

Annual Compensation Policies, page 27

5.                                      Please disclose the targets the compensation committee used in its determination of the annual incentive awards and total annual compensation for the named executive officers, including target levels of “Adjusted EBITDA [and] annual incentive targets for each plant location and the consolidated Company,” for 2008 and “revenues and Adjusted EBITDA annual incentive targets” for 2009.  Further, if there are threshold, target and reach targets and specific percentage increases or decreases that correlate used for any element of compensation, please disclose.

If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  See Instruction 4 to Item 402(b) of Regulation S-K.

The relevant paragraph from the section entitled “Annual Compensation Policies—Annual Incentive Awards” describing the Company’s 2008 annual incentive plan targets will be revised in the relevant future filings to identify the consolidated corporate annual incentive target and to clarify that none of the named executive officers are subject to facility-level targets.  An example of the intended disclosure to be used in the relevant future filings is set forth in Exhibit A.

The Company advises the Staff supplementally that the Company does not believe that its revenue and Adjusted EBITDA annual incentive targets for 2009 are material to an understanding of the Company’s executive compensation policies and decisions for the last completed fiscal year.  In the Company’s definitive proxy statement filed on April 16, 2009, the Company has stated the percentage of base salary that a named executive officer has the ability to earn based on the attainment of revenue and Adjusted EBITDA targets for 2009.  The existing disclosure describes when the performance targets are set and when corporate performance relative to the targets is measured and the nature of the targets.  Specifically, the Company has disclosed that revenue and Adjusted EBITDA targets are set during the annual budgeting process and are subject to adjustment throughout the year for acquisitions, dispositions and unusual items. Furthermore, the Company has stated the relative difficulty involved in the achievement of the predetermined goals. Specifically, the Company has stated: “The revenue and Adjusted EBITDA annual incentive targets have been set at levels which the compensation committee believes to be achievable, but which will require management to execute effectively throughout the year to achieve.”  Because the Company does not publicly disclose projections of revenue, earnings or EBITDA, any disclosure of current year performance targets will not provide relevant additional information to the reader, since those targets will be devoid of context.  As a result, the Company has concluded such disclosure is not material to an understanding of the Company’s executive compensation policies and decisions for the last completed fiscal year.

The Company further advises the Staff that even if material, disclosure of the Company’s revenue and Adjusted EBITDA annual incentive targets for the current year would not be required since the Company believes that such disclosures constitute confidential information that would cause competitive harm to the Company under the standards established under Exemption 4 of the Freedom of Information Act, and therefore can be omitted pursuant to Instruction 4 to Item 402(c) of Regulation S-K.  However, because the Company has determined that the revenue and Adjusted EBITDA annual incentive targets for the current year are not, as a threshold matter, material to an understanding of the Company’s executive compensation policies and decisions for the last completed fiscal year, the Company has not included in this letter a detailed analysis of the application of Instruction 4 to Item 402(c) of Regulation S-K to the Company’s circumstances.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009; Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Controls and Procedures

6.                                      We note your statements that “[i]t should be noted, however, that the design of any system of controls is limited in its ability to detect errors, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.”  Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Item 4 of the Company’s Form 10-Q will be revised in the relevant future filings in response to the Staff’s comment.  An example of the intended disclosure to be used in the relevant future filings is set forth in Exhibit A.

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Jamie Knox of DLA Piper LLP (US) at 212-335-4992 with any questions or comments regarding this letter.

Respectfully submitted,

REDDY ICE HOLDINGS, INC.

		By:	/s/ Steven J. Janusek
		Name:	Steven J. Janusek
		Title:	Executive Vice President, Chief Financial Officer and Secretary

Cc:	Douglas Brown, Division of Corporation Finance
Jamie Knox, Esq., DLA Piper LLP (US)

EXHIBIT A

Future Filing Disclosure Examples

Schedule 14A

Comment 3

Executive Compensation Discussion and Analysis, Page 28:

An initial compensation study was completed in February 2005 in anticipation of the initial public offering of our common stock that was completed in August 2005. A comparative peer group was developed that was intended to be representative of the market in which we compete most directly for executive talent. The peer group included 19 companies within the food products and durable goods industries with similar market caps and profit margins. Additional compensation data from the consultant’s own surveys and other published surveys were also considered. Each executive position was reviewed and compared to the survey data based on the position’s primary responsibilities and scope. The results of this study were used, in part, to determine executive compensation levels for 2005 and 2006.

The compensation committee engaged Towers Perrin, a compensation consultant, in December 2006 to conduct a new competitive assessment of compensation for our executives and top management positions. The results of this study were used, in part, to determine executive compensation levels for 2007 and 2008.  The consultant provided benchmark data for each position. The survey data used for the study included non-durable goods manufacturing companies and general industry information that covered a wide range of companies across all industries and revenue sizes. The consultant performed a regression analysis of the survey data to recognize differences in company revenue. With the consultant’s assistance, a new comparative peer group comprised of the 15 companies listed below was developed based on similarities in such measures as revenues, gross profit and dividend policies~~.~~:

B&G Foods, Inc.	Hansen Natural Corporation
California Water Services Group	Imperial Sugar Company
Centerplate, Inc.	The Middleby Corporation
Coinstar, Inc.	NuCO2, Inc.
Compass Minerals International, Inc.	Peet’s Coffee and Tea, Inc.
Diamond Foods, Inc.	Pioneer Companies, Inc.
Franklin Electric Co., Inc.	Xerium Technologies, Inc.
Green Mountain Coffee Roasters, Inc.

The compensation committee again engaged Towers Perrin in September 2008 to conduct a new competitive assessment of compensation for our executives and top management positions. Towers Perrin concluded its assessment in February 2009.  The results of this study were used, in part, to determine executive compensation levels for 2009.  The results of the prior compensation studies were not used to determine executive compensation levels for 2009.  This review was conducted in parallel with a comprehensive strategic business review by the Company’s management. Reflecting the conclusions of the Company’s strategic business review and as a result of changes in the overall business environment and changes within the existing peer group, a new comparative peer group was developed. The peer group was selected based upon an analysis of public companies with reference to their industry affiliation, size and financial performance. The new peer group contained 15 companies from the packaged food, beverage and consumer goods industry sectors and was based on similarities in such measures as revenue, market capitalization, assets, return on equity, net profit margins, EBITDA, return on invested capital and the total number of Company employees. The peer group created in connection with this assessment was comprised of the 15 companies listed below (three companies overlapped from the peer group utilized in Towers Perrin’s prior analysis and are indicated by a *):

Arden Group, Inc.	Inter Parfums, Inc.
B&G Foods, Inc.*	J&J Snack Foods Corp.
Boston Beer Company, Inc. (The)	National Beverage Corp.
Calavo Growers, Inc.	Prestige Brands Holdings, Inc.
Chattem, Inc.	Tootsie Roll Industries, Inc.
Diamond Foods, Inc.*	USANA Health Sciences, Inc.
Gorman-Rupp Company (The)	WD-40 Company
Green Mountain Coffee Roasters, Inc.*

Annual Compensation Policies, page 29:

Base Salary.  Based on base salary market data from the most recent competitive compensation analysis, on April 14, 2009 the compensation committee approved salary ranges for each grade level. The Company’s philosophy for base salary and the ranges for each grade are intended to utilize the 50th percentile for companies of comparable size from industry sectors comparable to that ~~to~~of the Company as the midpoint for each grade level. Currently, base salaries for our executive officers fall below the midpoints of their salary grade ranges, and are between the 25th and 50th percentile of the comparable company sample. The compensation committee’s long term objective is for base salaries of our executive officers to approximate the 50th percentile of market value for comparable positions.

                In order to determine the 50th percentile for companies of comparable size from industry sectors comparable to that of the Company, the compensation study reviewed the following published survey sources providing both general industry and non-durable goods manufacturing industry pay data: Towers Perrin 2008 Executive Compensation Database, 2008 US Mercer Benchmark Database Logistics and Supply Chain Survey, Watson Wyatt’s 2007/2008 Industry Report on Top Management Compensation and Watson Wyatt’s 2007/2008 Industry Report on Supervisory Management Compensation.  The Towers Perrin and Watson Wyatt Top Management study data were used by the compensation committee in evaluating compensation for the Company’s four most senior positions, the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Executive Vice President—Sales & Marketing.  The Mercer and Watson Wyatt Supervisory Management study data was used by the compensation committee in evaluating compensation for members of management other than the four most senior positions within the Company.

                The study data was analyzed using single regression data and tabular data at specific revenue levels, to reflect differences in responsibilities relative to company size, with an assumed revenue level for the Company of $350 million.  The target levels were then determined through an average of the target levels across all survey respondents, and the target levels across the non-durable goods manufacturing respondents.  In addition, for the Company’s four most senior positions, the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Executive Vice President—Sales & Marketing, comparative data from the Company’s peer group was analyzed to determine average compensation for each position within the peer group based solely on job title.

Comment 4

Role of Executive Officers in Compensation Decisions, page 29:

The compensation committee makes all compensation decisions for executives in the top four salary grades of our salary grade system—a total of four employees as of April 14, ~~2009.~~2009, including our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Customer Officer. In addition, the committee oversees and approves both the annual incentive program and long term incentive program for all of the Company’s employees. Decisions regarding base salaries of other executive officers are made by the Chief Executive Officer.

The Chief Executive Officer or another supervising officer annually reviews the performance of all executive officers. The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented first to the Chief Executive Officer (if the Chief Executive Officer is not the immediate supervisor) and after approval to the compensation committee.  The recommendations from the Chief Executive Officer to the compensation committee are permitted to include, and have included, recommendations as to the Chief Executive Officer’s own compensation.  The compensation committee can exercise its discretion in modifying any recommended adjustments or awards to executives and, as noted above, the compensation committee makes all compensation decisions for executives in the top four salary grades of our salary grade system.

Comment 5

Annual Compensation Policies, page 31:

For 2008, we did not meet our consolidated corporate annual incentive target, which was Adjusted EBITDA of $94.2 million; our actual Adjusted EBITDA for 2008 was $68.5 million. However, certain of our facilities achieved their annual incentive targets. Payments made for our annual incentive plan totaled approximately $0.3 million for 2008. ~~None~~All of our executive officers were subject to the consolidated corporate annual incentive target and, as a result, none of our executive officers received annual incentive payments for 2008. For 2008, the target percentage of annual base salary for Messrs. Brick, Cassagne, Janusek, Smith, Dann and Key were 75%, 75%, 50%, 65%, 50% and 50%, respectively.

Form 10-Q

Comment 6

Item 4, Controls and Procedures:

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2009 to ensure that information relating to us and our consolidated subsidiary required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely discussions regarding required disclosure. It should be noted, however, that the design of any system of controls is limited in its ability to detect errors, and ~~there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote~~our system of controls has been designed to provide only reasonable assurance of achieving the desired control objectives.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. There has been no change in our internal control over financial reporting during the three months ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.